Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia

03 JUL -1 AM 7:21


LINDEMANS
making life more enjoyable


03024163

20 June 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SUPPL

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
VINTAGE REPORT 2003

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.


Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia

03 JUL -1 AM 7:2


LINDEMANS
making life more enjoyable

20 June 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

VINTAGE REPORT 2003

Southcorp has today announced the grape intake associated with its 2003 vintage harvest. Please find attached a copy of a news announcement which will be released to the media.

Yours faithfully
SOUTHCORP LIMITED



M M HUDSON
CHIEF GENERAL COUNSEL & COMPANY SECRETARY

Southcorp 2003 Vintage Report

20 June, 2003

Southcorp Limited today announced the grape intake associated with its 2003 vintage harvest. Total intake was 226,500 tonnes, a decrease of 10% on 2002. Red grape varieties accounted for 132,500 tonnes (down 5% on 2002); and white grape varieties accounted for 94,000 tonnes (down 17% on 2002).

Stuart McNab, Southcorp's Executive General Manager of Viticulture & Grape Resources said, "While the vintage crush was lower than last year, it was in line with our expectations, delivering sufficient volume to cover expected grape requirements for both red and white wines".

Grapes from Southcorp's own vineyards were down 1% to 40,200 tonnes (40,700 tonnes in 2002). Red grape intake was 21,750 tonnes (18,900 tonnes in 2002) and 18,450 tonnes from white (21,800 tonnes in 2002). The early purchase of Chardonnay grapes at competitive prices relative to later shortages has meant that Southcorp expects to fulfil its requirements for this variety.

"The industry experienced substantially lower yields due to harsh drought conditions, which affected all of Southcorp's wine growing regions", said Mr McNab. "February and March were cooler than normal, leading to slower ripening fruit with good flavour development and fresh acid retention. April was warmer than usual, providing an excellent ripening finish for the reds. Significant days of rainfall experienced in many regions close to harvest were generally followed by dry conditions that minimised any damage to quality. As a result, the balance of varieties to meet Southcorp's grape requirements was excellent with overall fruit quality good given the adverse weather conditions."

Yields varied markedly from region to region. The Coonawarra showed a recovery from last year's poor yields with good quality Cabernet and Shiraz. The region's yields were however still well below the very strong 2001 vintage year. Other highlights included Western Australia where wine quality was very good to excellent for both whites and reds. The Orange region ripened much earlier than usual resulting in several stunning red wines.

Southcorp's viticultural team has continued to focus on enhancing vineyard performance and yields while continuing to improve environmental management performance. Harvesting systems are being improved to deliver cleaner fruit of more consistent quality. Initiatives include detailed remote sensing mapping of vineyards for vine vigour and yield, enabling better maturity testing, and batching of fruit. Irrigation application and scheduling continues to improve. This season has seen the conversion of 425 hectares in the Coonawarra to drip irrigation, an initiative that will ensure more precise, as well as more responsible, use of water.

For further information contact:

Dr Robert Porter
General Manager, Investor Relations & Corporate Affairs
Telephone: 02 9465 1154
Mobile: 0407 391829
Facsimile: 02 9465 1181